Precision BioSciences, Inc.
302 East Pettigrew St., Suite A-100
Durham, North Carolina 27701
January 5, 2026
VIA EDGAR TRANSMISSION
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Christopher Edwards

Re:	Precision BioSciences, Inc.
Registration Statement on Form S-3 (Registration No. 333-292478)
To the addressee set forth above:
In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby respectfully request acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-292478) (the “Registration Statement”), of Precision BioSciences, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:05 p.m., Eastern Time, on January 7, 2026, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Nathan Ajiashvili at (212) 906-2916.
If you have any questions regarding the foregoing, please do not hesitate to contact Nathan Ajiashvili of Latham & Watkins LLP at (212) 906-2916. Thank you in advance for your consideration.
Very truly yours,
Precision BioSciences, Inc.

By:	/s/ John Alexander Kelly
Name: John Alexander Kelly
Title: Chief Financial Officer

cc:	(via email)
Peter N. Handrinos, Latham & Watkins LLP
Nathan Ajiashvili, Latham & Watkins LLP